Quentin T. Kelly
Chairman and Chief Executive Officer
WorldWater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, NJ 08534
Tel: 609.818.0700
Fax: 609.818.8077
qkelly@worldwater.com

August 6, 2007

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
SEC File No. 0-16936

Re:	Preliminary Proxy Statement on Schedule 14A filed on June 5, 2007

Dear Ms. Fisher:

This letter is in response to your letter dated June 21, 2007 to WorldWater & Power Corporation, herein referred to as the Company.  Your letter included one comment to which we have responded below.  For your convenience, we have set forth the comment and provided our response immediately thereafter.

Comment

Please tell us why you have not provided the disclosure required by Items 11, 13 and 14 of Schedule 14A.  If the solicitation of the security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire ENTECH and Worldwater’s security holders will not have a separate opportunity to vote on the ENTECH acquisition, then the solicitation to authorize the securities is also a solicitation with respect to the ENTECH acquisition. See Note A to Schedule 14A.

Response

Please see the disclosures contained in the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 3, 2007, under the sections entitled “Summary” on pages 4 to 9, “Certain Risks Associated with the Merger” on pages 10 to 14, “Proposal Two. Amendment of the Company’s Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock” on pages 16 to 47, “Management’s Discussion and Analysis or Plan of Operation” on pages 53 to 68 and the financial statements of ENTECH, Inc. on pages 81 to 98.  The Company respectfully submits that, collectively, the revised disclosures comply with Items 11, 13 and 14 of Schedule 14A.

Please do not hesitate to contact me at (609) 818-0700 should you wish to discuss this response.

Sincerely,

/s/ Quentin T. Kelly

Quentin T. Kelly
Chairman and Chief Executive Officer